Exhibit 99


The reported shares were purchased as partial fulfillment of a binding commitment made by Magellan Holdings LP ("Holdings") pursuant to a Stock Purchase Agreement (the "SPA") dated as of December 18, 2003 (filed as
Exhibit 2.4 to the Issuer's Form 8-K/A filed on January 7, 2004) and the Issuer's Third Joint Amended Plan of Reorganization, as modified (the "Plan"). Pursuant to the Plan, certain creditors of the Issuer were given the option to receive shares of Ordinary Common Stock of the Issuer, or in lieu thereof, $9.78 per share in cash. In order to fund the cash payments, pursuant to the SPA, Holdings committed to purchase for $9.78 per share (in the form of shares of Multiple and Variable Vote Restricted Convertible Common Stock) the number of shares in lieu of which creditors of the Issuer elected to receive cash. It was contemplated in the SPA that certain purchases by Holdings would occur subsequent to Holdings' initial purchase (which occurred on January 5, 2004, the date the Plan was consummated), due to the fact that certain creditors who held disputed or unresolved claims had elected to receive cash, but the number of shares which Holdings was required to purchase on account of such elections would not be known until such disputed or unresolved claims were settled. The shares reported on this Form 4 were purchased by Holdings following the settlement of a number of such disputed or unresolved claims.